Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

date
September 18, 2003

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 3

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV, dated September 5 and 10, 2003. Those publications are filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

dlw 9/30

PRESS RELEASE HEINEKEN N.V.

Amsterdam, 5 September 2003

Reorganisation at Heineken in the Netherlands

Today Heineken N.V. announced that its 100% subsidiary Heineken Nederlands Beheer B.V. has stated that it will implement a number of reorganisational activities.

As a result Heineken expects that in two years time, 450 job functions will cease to exist. Agreement was reached with the trade unions on a 'social plan' at the end of 2002. To cover costs of reorganisation, provisions will be made of approximately € 70 million before tax, which will be charged to the 2003 consolidated profit and loss account of Heineken N.V. It is expected that these costs will be recovered in three years.

For further information, please find attached the Heineken Nederlands Beheer B.V. press statement.

Press information:
Manel Vrijenhoek
Tel.: +31 20 523 9355
E-mail: press@heineken.com

Investor and analyst information:
Jan van de Merbel
Tel.: +31 20 523 9590
E-mail: investors@heineken.com

PRESS RELEASE HEINEKEN NEDERLANDS BEHEER B.V.

Reorganisation at Heineken in the Netherlands

To enable the company to continue operating on a sound basis in the future, a number of organisational changes are to be implemented within Heineken's various divisions in the Netherlands. These changes, which will be phased in over a two-year period, are expected to result in 450 job losses. Agreement was reached with the trade unions on a 'social plan' at the end of 2002.

The reorganisation will involve all divisions of Heineken in the Netherlands and will affect personnel at all levels. The emphasis in all cases will be on improving efficiency and cutting costs, which will mean centralising a number of support departments. To minimise the impact on the personnel, the plan agreed between Heineken and the trade unions at the end of 2002 guarantees that the employees affected will be given full assistance, for a year to eighteen months, to find new jobs, in the first instance within Heineken and, if that cannot be arranged, outside the company.

To meet the cost of this reorganisation, which the company expects to recoup in full within three years, a provision of €70 million is being formed in 2003.

With the gradual structural decline in the Dutch beer market expected to continue, Heineken is convinced that the proposed measures are necessary to maintain its leading position in the Netherlands.

Zoeterwoude, 5 September 2003

Note for the editor: For more information, please contact +31 71-5458000 / +31 71-5457419

Amsterdam, 10 September 2003

Heineken reports solid 6% organic profit growth

	1st half 2003	1st half 2002	Increase
Group volume[1]	45.3 million hl	41.4 million hl	9%
Net turnover (excluding excise duties)	€4,612 million	€4,369 million	6%
Net profit (excluding exceptional items and amortisation of goodwill)	**€334 million**	**€330 million**	**1%**
Net profit	€400 million	€330 million	21%
Operating profit (excluding amortisation of goodwill)	**€593 million**	**€581 million**	**2%**
Operating profit	€588 million	€581 million	1%
EBITDA	€875 million	€842 million	4%
Operating profit (excluding amortisation of goodwill) as % of net turnover	12.9%	13.3%	–40 bp
Net profit per share	€1.02	€0.84	21%
CEPS[2]	€0.85	€0.84	1%

Net profit (excluding exceptional items and amortisation of goodwill) amounted to €334 million, an increase of 1% on the 2002 figure. The effect of exchange rate movements on the result was negative. Net profit and operating profit recorded organic growth[3] of 6% and 7%, respectively. **Net profit** was €70 million higher at €400 million, mainly reflecting the exceptional income of €71 million from the sale of the interest in Quilmes.

Group volume[1] in the first half of 2003 was 9% up on the same period in 2002, at 45.3million hectolitres.

Sales of **Heineken beer** in the premium segment increased by 3% in the first six months of 2003, rising to 8.9 million hl. Poland, Italy and Spain accounted for most of this growth. Sales of **Amstel beer** remained stable at 5.1 million hl, with higher sales in Spain, South Africa and Cameroon offset by lower volumes in Greece and France.

'Heineken is developing well'

'Heineken is developing well,' says Thony Ruys, Chairman of the Executive Board. 'and we have continued to strengthen our position around the world. A 9% increase in volume and 7% organic growth in operating profit are clear proof of the strength of our business, even in difficult external conditions. We are continuing to build our company's future by investing consistently in our brand portfolio and paying even closer attention to cost control. The acquisition of BBAG in May of this year has also reinforced Heineken's position in Central Europe.'

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[1] Group volume = volume sold by consolidated companies and sales of Heineken beers brewed under licence by third parties.
[2] CEPS = cash earnings per share (net profit per share excluding exceptional items and amortisation of goodwill).
[3] Organic profit growth is growth excluding exchange rate effects, changes in consolidation, amortisation of goodwill, exceptional items and changes in accounting policies.

Full-year profit forecast for 2003

Heineken is forecasting organic growth in net profit[1] for the second half of 2003 which will at least equal the first-half 2003 figure of 6%. With the strong euro continuing to exert pressure on profits, growth in net profit (excluding exceptional items and amortisation of goodwill) for 2003 as a whole will be in line with the figure for the first half of this year. This projection takes no account of the consolidation of BBAG or the possible introduction of the Dutch Annual Reporting Guideline 271 relating to pensions.

[1] Organic profit growth is growth excluding exchange rate effects, changes in consolidation, amortisation of goodwill, exceptional items and changes in accounting policies.

Better sales mix and higher beer sales bring 5% organic turnover growth
Net turnover (excluding excise duties[1]) increased by €243 million (6%) to €4,612 million in the first half of 2003. Organic growth, reflecting improvements in the sales mix, higher selling prices and volume growth, turned out at 5%. First-time consolidations, notably Al Ahram in Egypt, CCU in Chile, Karlsberg in Germany, Karlovacka in Croatia and a number of European beverage wholesalers, also contributed 5% to the growth in turnover. This was offset by a 4% decrease in turnover due to the strength of the euro against the US dollar, the Nigerian naira, the Polish zloty and the Singapore dollar in particular.

Group volume up 9% to 45.3 million hectolitres
Group volume[2] increased by 9% in the first six months of 2003 compared with the corresponding period in 2002, rising to 45.3 million hl. Organic volume growth amounted to 1% and first-time consolidations increased sales volume by 8%. Substantial organic volume growth was recorded in Nigeria, Spain, Russia, Poland and Italy, but sales were down in France, Greece, the United States, Indonesia and the Netherlands.

Global sales of Heineken beer in the premium segment increased by 3% in the first six months of 2003, rising to 8.9 million hl. Poland, Italy and Spain accounted for most of this growth. The Heineken brand continued to advance its share of all the main markets. Sales of Amstel beer remained stable overall at 5.1 million hl, with higher sales in Spain, South Africa and Cameroon offset by lower volumes in Greece and France.

Healthy 7% organic growth in operating profit
Organic growth in operating profit for the first half of 2003 (excluding first-time consolidations, amortisation of goodwill, exchange effects and exceptional items) turned out 7% higher compared with the same period in 2002. With effect from 2003, goodwill in respect of acquisitions is capitalised and amortised over a maximum of 20 years. Amortisation of goodwill in the first half of 2003 amounted to €5 million. Operating profit excluding amortisation of goodwill turned out 2% higher, rising from €581 million to €593 million.

Marketing and selling expenses as a percentage of net turnover increased from 18.0% to 18.4%. Raw material and packaging prices rose by 4%, as did staff costs (on a like-for-like basis). Excluding amortisation of goodwill, depreciation and amortisation were 8% higher, mainly due to first-time consolidations.

Operating profit was 1% higher, rising from €581 million to €588 million. Operating profit excluding amortisation of goodwill as a percentage of net turnover decreased from 13.3% in the first half of 2002 to 12.9% in the same period this year, due to first-time consolidations and exchange rate movements.

EBITDA (earnings before interest, tax, depreciation and amortisation) increased by €33 million to €875 million. EBITA for the period amounted to €602 million, compared with €585 million in the first half of 2002.

The result on non-consolidated participating interests increased by €75 million to €91 million, mainly reflecting exceptional net income of €71 million from the sale of the 15% interest in Quilmes, the Argentinian brewing group.

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[1] With the introduction of Annual Reporting Guideline 270 in the Netherlands with effect from 2003, excise duties are no longer included in net turnover. Excise duties in 2003 and 2002 amounted to €627 million and €641 million, respectively.
[2] Group volume = volume sold by consolidated companies and sales of Heineken beers brewed under licence by third parties.

Net interest charges increased from €15 million to €63 million, largely due to the reduction in interest income resulting from the decrease in cash in connection with the funding of acquisitions.

The average tax burden increased slightly in the first half of 2003, from 35.6% to 36.2%. Over the full year, the tax burden will be in line with the 2002 figure.

Net profit excluding exceptional items and amortisation of goodwill was 1.2% higher, up from €330 million to €334 million. Organic growth in net profit (excluding first-time consolidations, amortisation of goodwill, exchange differences and exceptional items), was 6%. Net profit was 21% higher compared with the same period in 2002, rising by €70 million to €400 million. Net profit per share increased from €0.84 to €1.02.

Exceptional items
Exceptional items in the first half of 2003 included the net book profit of €71 million realised on the sale of the 15% interest in Quilmes.

A provision estimated at €70 million before tax will be formed in the second half of 2003 in connection with reorganisation exercises in the Netherlands.

Balance sheet
Operating cash flow for the first six months of 2003 amounted to €706 million, as against €619 million in the first half of 2002. The increase is the combined effect of higher depreciation and amortisation charges and lower payments charged to provisions.

A net €380 million was invested in tangible fixed assets in the first half of 2003, compared with €335 million in 2002. Investments in the new brewery in Nigeria and in companies included in the consolidation for the first time accounted for most of this increase. A total of €599 million was spent on consolidated participating interests, in particular the acquisition of a 31% interest in Compañia Cervecerías Unidas S.A. in Chile via the IRSA joint venture, a 22.5% interest in Karlsberg in Germany via the BrauHolding International joint venture, a 68% interest in Karlovacka in Croatia and the acquisition of several European beverage wholesalers.

Shareholders' equity increased by €335 million, reflecting the balance of the net profit of €400 million and revaluations and exchange differences of €65 million. Shareholders' equity per share amounted to €7.34 as at 30 June 2003 (€6.49 as at 31 December 2002). Under the new regulations, with effect from 1 January 2003, dividends declared after the balance sheet date are no longer shown as liabilities in the balance sheet. On the same basis, shareholders' equity per share as at 31 December 2002 amounted to €6.89.

Interest-bearing debt increased from €1,811 million as at 30 June 2002 to €2,533 million as at 30 June 2003 and the net debt position on those dates was €906 million and €1,894 million, respectively.

Dividend
An interim dividend of €0.16 per share of €2.00 nominal value will be paid on 22 September 2003. The ex-dividend date for Heineken shares is 11 September 2003.

Full-year profit forecast for 2003

Heineken is forecasting organic growth in net profit[1] for the second half of 2003 which will at least equal the first-half 2003 figure of 6%. With the strong euro continuing to exert pressure on profits in the second half, growth in net profit (excluding exceptional items and amortisation of goodwill) for 2003 as a whole will be in line with the figure for the first half of this year. This projection takes no account of the consolidation of BBAG or the possible introduction of the Dutch Annual Reporting Guideline 271 relating to pensions.

Press information:
Manel Vrijenhoek
Tel.: +31 20 523 9355
E-mail: press@heineken.com

Investor and analyst information:
Jan van de Merbel
Tel.: +31 20 523 9590
E-mail: investors@heineken.com

The presentation for analysts will be relayed live at www.heinekeninternational.com, starting at 12:30.

[1] Organic profit growth is growth excluding exchange rate effects, changes in consolidation, amortisation of goodwill, exceptional items and changes in accounting policies.

HEINEKEN N.V.

Consolidated profit and loss account 1 January – 30 June*
in millions of euros

	2003		2002	
Net turnover		**4,612**		**4,369**
Raw materials, consumables and services	2,892		2,738	
Staff costs	845		789	
Amortisation/depreciation and value adjustments	287		261	
Total operating expenses		4,024		3,788
Operating profit		**588**		**581**
Results of non-consolidated participating interests		91		16
Interest		–63		–48
Profit on ordinary operations before tax		616		549
Taxation		–190		–190
Group profit on ordinary operations after tax		426		359
Minority interests		–26		–29
Net profit		**400**		**330**
Net profit (excluding exceptional items and amortisation of goodwill)		**334**		**330**

* The 2002 figures have been restated for comparison purposes.
Excise duties are no longer included in net turnover.
The figures are unaudited.

HEINEKEN N.V.

Segment information by region*
in millions of euros

	1st half 2003	1st half 2002	Full year 2002
Sales proceeds			
Europe (including exports)	3,968	3,816	7,768
Western Hemisphere	614	598	1,348
Africa/Middle East	363	327	675
Asia/Pacific	163	162	329
Eliminations	–595	–615	–1,276
Total sales proceeds	4,513	4,288	8,844
Proceeds from services	99	81	167
Net turnover	**4,612**	**4,369**	**9,011**
Operating profit			
Europe (including exports)	460	442	996
Western Hemisphere	22	30	70
Africa/Middle East	81	85	169
Asia/Pacific	25	24	47
Total operating profit	**588**	**581**	**1,282**
Total assets			
Europe (including exports)	6,402	5,747	5,316
Western Hemisphere	1,092	589	659
Africa/Middle East	1,014	890	1,052
Asia/Pacific	360	404	379
	8,868	7,630	7,406
Invested cash	104	284	375
Total assets as per balance sheet	**8,972**	**7,914**	**7,781**

* The 2002 figures have been restated for comparison purposes.
Excise duties are no longer included in net turnover.
The figures are unaudited.

HEINEKEN N.V.

Consolidated balance sheet*
in millions of euros

	30 June 2003	30 June 2002	31 December 2002
Assets			
Fixed assets			
Intangible fixed assets	408	21	39
Tangible fixed assets	4,385	3,815	4,094
Financial fixed assets	850	777	835
	5,643	4,613	4,968
Current assets			
Stocks	912	792	765
Receivables	1,778	1,604	1,270
Cash and securities	639	905	778
	3,329	3,301	2,813
	8,972	**7,914**	**7,781**
Equity and liabilities			
Group equity			
Shareholders' equity	2,878	2,678	2,543
Minority interests	450	371	393
	3,328	3,049	2,936
Provisions	958	963	981
Liabilities			
Long-term borrowings	1,529	1,039	1,215
Current liabilities	3,157	2,863	2,649
	4,686	3,902	3,864
	8,972	**7,914**	**7,781**

* Unaudited.

HEINEKEN N.V.

Movements in shareholders' equity 1 January – 30 June*
in millions of euros

	2003	2002
Position as at 1 January	2,543	2,758
Revaluations/exchange rate movements	–65	–68
Goodwill	–	–279
Net profit for first half-year	400	330
Dividend	–	–63
Position as at 30 June	2,878	2,678

* Unaudited.

HEINEKEN N.V.

Abridged consolidated cash flow statement 1 January – 30 June*
in millions of euros

	2003		2002	
Cash flow from operating activities		706		619
Interest paid and received		–55		–34
Taxation paid on profits		–136		–144
Cash flow from operating activities		515		441
Dividends paid		–136		–105
Cash flow from operating activities less dividends paid		379		336
Cash flow from investing activities				
Intangible fixed assets	–8		–12	
Tangible fixed assets	–380		–335	
Consolidated participating interests	–599		–399	
Non-consolidated participating interests	22		–212	
Result on participating interests disposed of	71		–	
Other financial fixed assets	–31		–13	
		–925		–971
Cash flow from financing activities		232		334
Net cash flow		–314		–301
Other cash movements:				
Changes in the consolidation		71		–18
Exchange differences		11		–29
Movement in net cash		–232		–348

	30 June 2003	31 December 2002
The net cash position is made up of:		
Cash and securities	639	778
Bank overdrafts	–666	–573
	–27	205

* Unaudited.